UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __________)*

PLATFORM SPECIALTY PRODUCTS CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

72766Q105
(CUSIP Number)

February 13, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72766Q105	13G	Page _1__ of __4_ Pages

1	NAMES OF REPORTING PERSONS Permira IV Managers L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,107,590*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,107,590*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,590*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

___________________

* These shares are currently held in the form of Series B Preferred Stock, convertible at the Reporting Persons’ option; provided, that 19,296,242 shares may not be converted until the earlier of the expiration or early termination of any waiting period under the Hart Scot Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

† The calculation of the foregoing percentage is based on 192,220,472 shares of Common Stock (defined below), outstanding as of March 23, 2015 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of Platform Specialty Products Corporation as filed on March 30, 2015.

CUSIP No. 72766Q105	13G	Page _2_ of 4_ Pages

1	NAMES OF REPORTING PERSONS Permira IV Managers Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,107,590*
	7	SOLE DISPOSITIVE POWER 0
	8	Shared Dispositive Power 22,107,590*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,590*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

___________________

* These shares are currently held in the form of Series B Preferred Stock, convertible at the Reporting Persons’ option; provided, that 19,296,242 shares may not be converted until the earlier of the expiration or early termination of any waiting period under the HSR Act.

† The calculation of the foregoing percentage is based on 192,220,472 shares of Common Stock, outstanding as of March 23, 2015 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of Platform Specialty Products Corporation as filed on March 30, 2015.

CUSIP No. 72766Q105	13G	Page _3__ of __4_ Pages

1	NAMES OF REPORTING PERSONS Nalozo L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,107,590*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,107,590*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,590*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

___________________

* These shares are currently held in the form of Series B Preferred Stock, convertible at the Reporting Persons’ option; provided, that 19,296,242 shares may not be converted until the earlier of the expiration or early termination of any waiting period under the Hart Scot Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

† The calculation of the foregoing percentage is based on 192,220,472 shares of Common Stock (defined below), outstanding as of March 23, 2015 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of Platform Specialty Products Corporation as filed on March 30, 2015.

CUSIP No. 72766Q105	13G	Page _4_ of 4_ Pages

1	NAMES OF REPORTING PERSONS Nalozo Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,107,590*
	7	SOLE DISPOSITIVE POWER 0
	8	Shared Dispositive Power 22,107,590*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,590*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

___________________

* These shares are currently held in the form of Series B Preferred Stock, convertible at the Reporting Persons’ option; provided, that 19,296,242 shares may not be converted until the earlier of the expiration or early termination of any waiting period under the HSR Act.

† The calculation of the foregoing percentage is based on 192,220,472 shares of Common Stock, outstanding as of March 23, 2015 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of Platform Specialty Products Corporation as filed on March 30, 2015.

Item 1(a).	Name of Issuer. Platform Specialty Products Corporation (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices. 5200 Blue Lagoon Drive, Suite 855 Miami, FL 33126
Item 2(a). Item 2(b). Item 2(c).
Name of Person Filing.

(i) Permira IV Managers L.P.
c/o Permira IV Managers L.P., Trafalgar Court, Les Banques,
Guernsey, Channel Islands GY1 3QL
Place of Organization: Guernsey, Channel Islands

(ii) Permira IV Managers Limited
c/o Permira IV Managers L.P., Trafalgar Court, Les Banques,
Guernsey, Channel Islands GY1 3QL
Place of Organization: Guernsey, Channel Islands

(iii) Nalozo L.P.
c/o Permira  Luxembourg S.à r.l. 282,
route de Longwy, L-1940 Luxembourg
Place of Organization: Cayman Islands

(iv) Nalozo Cayman GP Ltd.
c/o Permira  Luxembourg S.à r.l. 282,
route de Longwy, L-1940 Luxembourg
Place of Organization: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated April 6, 2015, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number. 72766Q105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4.	Ownership.

(a) Amount beneficially owned:
See Item 9 of each of the cover pages.
The joint filing of this Schedule 13G is made by the Reporting Persons pursuant to Rule 13d-1(k)(1) and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(b) Percent of class: See Item 11 of each of the cover pages.
(c) Number of Shares as to which the Reporting Person has:
(i) Sole power to vote or direct the vote: See Item 5 of each of the cover pages. (ii) Shared power to vote or direct the vote: See Item 6 of each of the cover pages.

(iii) Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages. (iv) Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2015

PERMIRA IV MANAGERS L.P.

By: Permira Managers Limited, its general partner

/s/ Kees Jager
Name: Kees Jager
Title: Authorized Signatory

PERMIRA IV MANAGERS LIMITED

/s/ Kees Jager
Name: Kees Jager
Title: Authorized Signatory

NALOZO L.P.
By: Nalozo Cayman GP Ltd., its general partner

/s/ John Coyle
Name: John Coyle
Title: Authorized Signatory

NALOZO CAYMAN GP LTD.

/s/ John Coyle
Name: John Coyle
Title: Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated April 6, 2015, by and among Permira IV Managers L.P., Permira IV Managers Limited, Nalozo L.P. and Nalozo Cayman GP Ltd.